U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-08837				April 30, 2018
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify): ☐
3. Exact name of investment company as specified in registration statement:

The Select Sector SPDR Trust
4. Address of principal executive office: (number, street, city, state, zip code)

One Iron Street, Boston, MA 02210

Report of Independent Accountants

To the Board of Trustees of The Select Sector SPDR Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that each of the funds listed in Appendix A (each a separate series of The Select Sector SPDR Trust, hereafter collectivley referred to as the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of April 30, 2018. The Funds’ management is responsible for its assertion and the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2018, and with respect to agreement of security purchases and sales, for the period from March 31, 2018 (the date of our last examination), through April 30, 2018:

•

Confirmation of all securities held by institutions in book entry form at a fund level or omnibus level, where applicable, at the Depository Trust Company. These confirmations included, but were not limited to, securities held by the Funds;

•	Confirmation of all securities on loan with the securities lending agent;

•	Reconciliation of all such securities to the books and records of the Funds and State Street Bank and Trust Company, the Funds’ custodian; and

•	Agreement of 150 security purchases and 150 security sales since our last report from the books and records of the Funds to subsequent security settlement through review of cash activity.

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with the specified requirements.

In our opinion, management’s assertion that each of the Select Sector SPDR Funds, as listed in Appendix A, complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2018 with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of The Select Sector SPDR Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

PricewaterhouseCoopers LLP

Boston, Massachusetts

May 7, 2019

2

Appendix A

The Real Estate Select Sector SPDR Fund
The Materials Select Sector SPDR Fund
The Industrial Select Sector SPDR Fund
The Technology Select Sector SPDR Fund
The Health Care Sector SPDR Fund
The Consumer Staples Select Sector SPDR Fund
The Consumer Discretionary Select Sector SPDR Fund
The Energy Select Sector SPDR Fund
The Financial Select Sector SPDR Fund
The Utilities Select Sector SPDR Fund

3

Management Statement Regarding Compliance with Certain Provisions of the Investment

Company Act of 1940

We, as members of management of the Select Sector SPDR Funds as listed in Appendix A (the “Trust”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2018, and from March 31, 2018 through April 30, 2018.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2018, and from March 31, 2018 through April 30, 2018 with respect to securities reflected in the investment account of the Company.

The Select Sector SPDR Funds

By:	/s/ Chad Hallett
Chad Hallett Treasurer

May 7, 2019
Date

Appendix A

The Real Estate Select Sector SPDR Fund
The Materials Select Sector SPDR Fund
The Industrial Select Sector SPDR Fund
The Technology Select Sector SPDR Fund
The Health Care Sector SPDR Fund
The Consumer Staples Select Sector SPDR Fund
The Consumer Discretionary Select Sector SPDR Fund
The Energy Select Sector SPDR Fund
The Financial Select Sector SPDR Fund
The Utilities Select Sector SPDR Fund